1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

July 25, 2017

VIA EDGAR CORRESPONDENCE

Mr. John Grzeskiewicz
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Comments to the Preliminary Proxy Statement for Alpine Emerging Markets Real Estate Fund (the “Fund”) a series of Alpine Equity Trust (the “Trust”)
Securities Act File No. 33-25378
Investment Company Act File No. 811-05684

Dear Mr. Grzeskiewicz:

The Trust filed a preliminary proxy statement on behalf of the Fund with the Securities and Exchange Commission (the “Commission”) on July 13, 2017 (the “Proxy Statement”). This letter responds to comments with respect to the Proxy Statement that you provided in a telephone conversation with Michael Keane of State Street Bank and Trust on July 21, 2017. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment.

Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned to them in the Proxy Statement

Comment No. 1: Please provide a transmittal letter to the Commission with future filings on behalf of the Trust.

Response: The Trust will provide the requested correspondence.

Comment No. 2: Please confirm whether there are any outstanding receivables due to the Fund from the Adviser.

Response: The Trust confirms there are no such outstanding receivables.

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in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 3: Please confirm that the Fund will stay current on all filing obligations until it has liquidated. Please update the Fund’s series and class identifiers on EDGAR to indicate that the Fund is inactive subsequent to the liquidation.

Response: The Trust confirms that it will remain current on filings with respect to the Fund and will update the Fund’s series and class identifiers subsequent to the liquidation.

Comment No. 4: Please confirm that the Fund is making all reasonable efforts to locate all shareholders of the Fund.

Response: The Trust confirms that it is making all reasonable efforts to locate all shareholders of the Fund.

Comment No. 5: Please confirm that the Fund will review the collectability of all receivables and that any receivables that will not be collected will be included in the Fund’s liquidation costs.

Response: The Trust confirms that it is reviewing the collectability of the Fund’s receivables. To the extent that any Fund receivables are deemed uncollectable, the Adviser will bear the costs of such receivables.

Comment No. 6: Please disclose in the proxy materials an estimate of the liquidation costs.

Response: The Trust will provide the requested disclosure in its definitive proxy statement.

Comment No. 7: Please disclose in the proxy materials the approximate cost of the proxy solicitation.

Response: The Trust will provide the requested disclosure in its definitive proxy statement.

Comment No. 8: Please advise the Staff whether the accrual requirements under FASB Accounting Standards Codification Topic 450, formally Financial Accounting Standards No. 5, will be used in accounting for the liquidation.

Response: The Trust is not aware of any loss contingencies relating to Fund at this time. The Fund intends to accrue expenses to sufficiently cover expenses at the time of liquidation. Any shortfall in the accruals will be covered by the Adviser.

Comment No. 9: Please advise the Staff whether and when the Fund has stopped selling shares in the Fund.

Response: The Trust confirms that the Fund stopped selling shares in the Fund as of June 22, 2017.

If you have any questions regarding these responses, please do not hesitate to contact me at 202-303-1232.

Very truly yours,

/s/ Neesa P. Sood
Neesa P. Sood

Enclosures

cc:	Benjamin J. Haskin, Willkie Farr & Gallagher LLP